SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                   FORM 12B-25

                                               Commission File Number: 33-120671
                                                                      ----------

                           NOTIFICATION OF LATE FILING

(Check  One):  [  X  ] Form 10-KSB      [ ] Form 11-K      [] Form 20-F
[ ]Form  10-QSB      [  ]  Form  N-SAR

For  Period  Ended  December  31,  2006
                    -------------------

[  ]     Transition  Report  on Form 10-K          [  ]     Transition Report on
Form  10-Q
[  ]     Transition  Report  on Form 20-F          [  ]     Transition Report on
Form  N-SAR
[  ]     Transition  Report  on  Form  11-K

For  the  Transition  Period  Ended:     _________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

                         PART I.  REGISTRANT INFORMATION

Full name of registrant:        Sorell, Inc.
                        --------------------
Former  name  if  applicable:
Address of principal executive office (Street and number):     119 Sandpiper
                                                                       Drive
City, State and Zip Code:                      Uttoxeter, Staffordshire, England
                                                                         ST148TA
      -

                        PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[  X  ]     (a)  The  reasons described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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[  ]     (c)  The  accountant's  statement  or  other  exhibit  required by Rule
12b-25(c)  has  been  attached  if  applicable.

                              PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is unable to file its Annual Report (the "Annual Report") on Form 10-KSB for its year ended December 31, 2006 by the prescribed date of April 2, 2007 due to a delay with finalizing its results of operations for such period as a result of the acquisition of Tojen, Ltd. on February 28, 2007 as reported on Form 8K filed on March 6, 2007. The registrant intends to file the Annual Report on or prior to the prescribed extended date.

                           PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

              Tom Adams                                           (707) 283-0800
          ------------------                                      --------------
                (Name)                        (Area  code)   (Telephone  number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X]  Yes     [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ]  Yes     [X]  No

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     If  so,  attach  an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  SORELL, INC.
                                  ------------
                   (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  April  2,  2007                         By:     /s/  Tom  Adams
                                                       ---------------
                                                            Tom  Adams
                                             Chief  Executive  Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).